Filed pursuant to Rule 424(b)(3)

Registration No. 333-145093

PROSPECTUS

FIRST KEYSTONE CORPORATION

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 Shares of Common Stock
par value $2.00 per share

First Keystone Corporation, a Pennsylvania corporation, hereby offers shares of its common stock through participation in its Dividend Reinvestment and Stock Purchase Plan. We refer to First Keystone Corporation as “First Keystone’’ throughout this prospectus.

This prospectus relates to 200,000 shares of common stock that First Keystone may issue or sell, from time to time, under the plan. The plan provides First Keystone’s shareholders a convenient and economical way to purchase additional shares of First Keystone’s common stock by reinvesting dividends. Shareholders also may make additional voluntary cash purchases of common stock under the plan. The plan is intended to benefit long-term investors who wish to increase their investment in First Keystone’s common stock.

The plan administrator will purchase shares of common stock acquired for the plan directly from First Keystone, in the open market, or in negotiated transactions. First Keystone is authorized to issue up to 200,000 shares of its common stock under the plan. As of July 30, 2007, the market price of our common stock was  $18.00. First Keystone’s common stock is listed on the OTC Bulletin Board under the symbol “FKYS.OB’’

We provide a summary of the plan in this Prospectus in an easy to understand question and answer format. We encourage you to read it carefully. If you have any additional questions, please call the plan administrator at (800) 368-5948.

We recommend that you retain this prospectus for future reference.

An investment in common stock held in the plan account has the same market risks as an investment in common stock held in certificate form. Participants bear the risk of loss (and receive the benefit of gain) occurring by reason of fluctuations in the market price of the common stock held in the plan account.

Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Pennsylvania Department of Banking nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered in this prospectus are not savings accounts, deposits, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

Neither First Keystone Corporation nor its wholly-owned subsidiary, the First Keystone National Bank, has guaranteed the shares being offered. There can be no assurance that the trading price of the common stock being offered will not decrease at any time.

See “Risk Factors” beginning on page 4 for a discussion of various factors that shareholders should consider about an investment in our common stock.

The date of this prospectus is October 11, 2007.

SUMMARY

First Keystone Corporation is a registered bank holding company incorporated in the Commonwealth of Pennsylvania. Our corporate offices are located at 111 West Front Street, Berwick, Pennsylvania 18603, and our telephone number is (570) 752-3671.

First Keystone adopted its Dividend Reinvestment and Stock Purchase Plan to provide a convenient and useful service for current First Keystone shareholders to reinvest dividends received on their First Keystone common stock and to make optional voluntary cash purchases of First Keystone common stock within the limits prescribed by the plan.

From time to time, we have authorized increases in the number of shares available under the plan to meet the demands of our shareholders. This prospectus describes our Dividend Reinvestment and Stock Purchase Plan in effect as of the date of this prospectus. We urge you to read this prospectus thoroughly before you make your investment decision regarding participation in the plan.

If you own 25 or more shares of First Keystone common stock, directly or indirectly, you are eligible to enroll in the plan. You may enroll in the plan by completing an authorization form and returning it to:

Registrar and Transfer Company
P.O. Box 664
Cranford, NJ 07016
Attn: Dividend Reinvestment
(800) 368-5948

If you enroll in the plan, the plan administrator will use the cash dividends on the shares you designate, as well as any optional cash payments you make, to purchase additional shares of First Keystone common stock. Historically, we pay dividends on a quarterly basis. If we do not pay a cash dividend, there will be no investment under the plan, unless you purchase shares through the plan’s optional cash purchase feature. Optional cash payment purchases may be made quarterly.

If we purchase shares of common stock in the open market, or in negotiated transactions, the purchase price will be the weighted average price paid for all shares purchased by an independent broker in the open market on behalf of the plan administrator and by the plan administrator in negotiated transactions after the relevant dividend date.

If we sell original issue shares, the purchase price for each share will be the average of the daily averages of the high and low sales prices of our common stock as reported on the OTC Bulletin Board for the four weeks prior to a dividend payment date.

If you do not choose to enroll in the plan, First Keystone will continue to send you cash dividends when declared.

RISK FACTORS

The purpose of the plan is to provide a convenient and useful service for First Keystone shareholders. Nothing in this prospectus represents a recommendation by First Keystone or anyone else that a person buy or sell First Keystone common stock. We urge you to read this prospectus thoroughly before you make your investment decision regarding participation in the plan.

Before you invest in First Keystone common stock, you should be aware that an investment in our common stock involves a variety of risks, including those described below. You should carefully read and consider these risks factors, together with all the other information contained in this prospectus, before you decide whether to purchase First Keystone common stock.

Issuance of additional shares of common stock could dilute or depress the value of your shares of our common stock.

First Keystone’s articles of incorporation authorize the issuance of up to 10 million shares of common stock, par value $2.00 per share. The issuance of additional stock within these limits may not require prior shareholder approval. Sales of additional shares of stock, or the perception that shares may be sold, could negatively affect the market price of our stock. The issuance of additional shares also could dilute the percentage ownership interest and corresponding voting power of prior shareholders.

Regulatory restrictions may affect our ability to pay dividends.

Our ability to pay dividends to our shareholders also is subject to, and limited by, certain legal and regulatory restrictions.

The trading market for our common stock is not active.

There is a limited public market for First Keystone common stock. We cannot assure you that a more liquid or active trading market will develop. In a less active market, you may not be able to sell your shares when you would like to sell them or at a price you want.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including savings and loans, credit union, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. Many of our competitors have fewer regulatory constraints and may have lower cost structures.

Changes in the law and regulations may affect our ability to do business, our costs, and our profits.

We are subject to extensive federal supervision and regulation. These laws and regulations are intended to protect depositors, not shareholders. These regulations affect our lending practices, capital structure, investment practices, and dividend policy and growth. Any change in applicable laws or regulations may have a material effect on our business and prospects. We cannot predict the nature or the extent of the effect on our business or earnings that monetary policies, economic control, or new federal regulations may have in the future.

Changes in interest rates could make us less profitable.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets such as loans and securities and interest expense on interest-bearing liabilities such as deposits and borrowed funds. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. If interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings also could be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

Lending money is a substantial part of our business. However, every loan we make carries a certain risk of non-payment. We cannot assure you that our allowance for loan losses will be sufficient to absorb actual loan losses. We also cannot assure you that we will not experience significant losses in our loan portfolios that may require significant increases to the allowance for loan losses in the future. Although we evaluate every loan that we make against our underwriting criteria, we may experience losses by reasons of factors beyond our control. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge offs which could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in Northeastern Pennsylvania.

Our success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which we operate. Unlike larger national or regional banks which are more geographically diverse, we provide banking and financial services to customers primiarly located in Columbia, Montour and Luzerne counties in Northeastern Pennsylvania. The economic conditions prevailing in these local areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of real estate securing loans and the stability of our deposit funding sources. A significant decline in the general economic conditions prevailing in the Commonwealth of Pennsylvania generally and Northeastern Pennsylvania in particular, could have material adverse effect on our financial condition and results of operations.

Common stock

You do not have control or authority to direct the price or time at which common stock is purchased or sold for plan accounts. Therefore, you bear the market risk associated with fluctuations in the price of common stock. The plan administrator will allocate shares purchased to four (4) decimal places; thus, there will likely always be a partial share in your plan account. This practice allows maximum investment of your dividends.

The plan does not represent a change in First Keystone’s dividend policy, which will continue to depend upon earnings, financial and regulatory requirements and other factors, and which will be determined by First Keystone’s Board of Directors from time to time. Shareholders who do not wish to participate in this plan will continue to receive cash dividends when and as declared. We cannot provide any assurance whether, or at what rate, we will continue to pay dividends.

Our business relies heavily on information technology and any interruption or breach of security could have a material adverse effect on our reputation, financial condition and results of operation.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our customer relations, management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, there can be no assurance that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our articles of incorporation provide for the indemnification of directors, officers, and employees and limit the liability of directors.

Our articles of incorporation contain provisions limiting the liability of our directors in connection with any actions they take as directors. Such provisions can have, as one significant effect, the loss to First Keystone and its shareholders of a cause of action against the directors for monetary damages. Causes of action for self-dealing, willful misconduct or recklessness and claims for non-monetary relief, however, generally are unaffected by such provisions. The restriction on monetary liability can discourage derivative litigation seeking such relief and, in the case of claims having merit, could reduce the recovery by First Keystone of monetary damages.

Our articles of incorporation contain anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of the common stock.

Our articles of incorporation contain provisions that may be deemed “anti-takeover” in nature in that an affirmative vote of the holders of at least 66 2/3 percent of the outstanding shares of common stock is required to approve a merger, consolidation, liquidation, dissolution or any other action that would result in the sale or other disposition of all or substantially all of the assets of First Keystone. Further, the Board of Directors of First Keystone and the trust department of First Keystone National Bank, a banking subsidiary of First Keystone, beneficially own or have sole voting and dispositive power over a significant amount of shares of common stock of First Keystone. These factors may give the Board of Directors increased power and control of First Keystone and give it the ability to deter a takeover offer that a majority of the shareholders view to be in their best interests because the offer includes a substantial premium over the market price of our common stock. In addition, these provisions may assist the current Board in retaining its position and enabling it to resist changes that the shareholders may want to make if dissatisfied with the conduct of First Keystone’s business.

EXPLANATION OF THE
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The following, in a question and answer format, constitutes a summary description of the First Keystone Corporation Dividend Reinvestment and Stock Purchase Plan. Those holders of First Keystone common stock who do not participate in the plan will continue receive stock certificates, if and when stock dividends or stock splits are declared.

The Purpose and Features of the Plan

1.                                      What is the purpose of the plan?

The plan provides shareholders with a simple and convenient way to buy additional shares of First Keystone’s common stock, by reinvesting cash dividends and making voluntary cash purchases. Participation in the plan is entirely optional. Under the plan, we may sell you original issue shares, shares that we have reacquired and hold as treasury shares, or shares bought by the plan on the open market or in negotiated transactions. We may use a combination of these methods. If we sell you any original issue shares, we will use the additional funds for general corporate purposes.

2.                                      What are the features of the plan?

•       Dividends paid on shares that you enroll in the plan automatically will be reinvested in additional First Keystone common stock. In addition, plan participants may make voluntary cash purchases of additional shares of common stock within the limits prescribed by the plan.

•       We will credit to your plan account the purchase of fractional shares, as well as whole shares. This feature allows for full investment of funds, and fractional shares also earn dividends.

•       The plan’s safekeeping feature relieves you of the responsibility for taking care of certificates for your shares.

•       Under the plan, First Keystone simplifies your record keeping by furnishing you with quarterly statements of account.

•       You will have no control over the prices at which shares are purchased for your account, because purchases for your account will be made during each period as described in the plan and you bear the risk of fluctuations in the market price of First Keystone common stock. (See “Share Purchases and Price”.)

Administration

3.                                      Who administers the plan?

Registrar and Transfer Company, Cranford, NJ, First Keystone Corporation’s stock transfer agent (hereinafter referred to as the “plan administrator”), administers the plan for participants by maintaining records, sending account statements to participants and performing other duties relating to the plan. Shares of common stock purchased under the plan are registered in the name of the plan administrator’s nominee and are credited to the accounts of the participants in the plan. The plan administrator acts in the capacity as agent for participants in the plan. First Keystone Corporation may replace the plan administrator at any time within its sole discretion. If you have questions regarding the plan, you may contact the plan administrator at the following address:

Registrar and Transfer Company
Attention: Dividend Reinvestment
P.O. Box 664
Cranford, NJ 07016
(800) 368-5948

Eligibility

4.                                      Who is eligible to participate in the plan?

Record holders of First Keystone common stock registered in their name(s) are eligible to participate in the plan, so long as they enroll a minimum of 25 shares. However, First Keystone may refuse to offer the plan to certain shareholders, including, but not limited to:

•       Those shareholders who are residents of a state, other than Pennsylvania, that may require registration, qualification or exemption of First Keystone common stock, or require registration or qualification of First Keystone or any of its officers or employees as a broker-dealer, a salesperson or an agent; First Keystone will determine, in its sole discretion, whether the number of shareholders or the number of shares held justifies the expense that we might incur in offering the plan in any given state; and

•       Those shareholders whose shares are held in the name of a nominee, such as a brokerage firm or securities depository.

Accordingly, First Keystone may limit eligibility for participation in the plan to Pennsylvania residents.

Shares for which dividends are reinvested by the plan must be registered in your name or held in your plan account. If you are the beneficial owner of shares that are registered in another name (for example, in the name of a broker, bank or other nominee) and you want the dividends on those shares reinvested by the plan, you must first transfer those shares into your name or arrange for the transfer of the shares into the name of the plan administrator or its nominee for credit to your plan account. You may contact the plan administrator for assistance in arranging for the transfer of shares from a broker to your plan account. Do not send in the enrollment form prior to contacting the plan administrator. A beneficial owner must have at least 25 shares transferred into his or her plan account in order to participate.

Enrolling in the Plan

5.                                      How do I become a participant?

You may elect to become a plan participant at any time by completing an enrollment form and mailing it to:

Registrar and Transfer Company
Attention: Dividend Reinvestment
P.O. Box 664
Cranford, NJ 07016
(800) 368-5948

You may obtain additional enrollment forms by writing to the plan administrator or calling (800) 368-5948.

The plan administrator must receive a properly completed enrollment form at least 5 business days before a dividend record date in order for those dividends to be reinvested under the plan.

You must make one of the following elections on the enrollment form:

•       Full Dividend Reinvestment:   We will automatically reinvest all cash dividends that you receive; or

•       Partial Dividend Reinvestment:   You may choose to have only a part of your total number of shares enrolled in the plan, but you must have at least 25 shares enrolled in the plan. If you elect partial reinvestment, you must indicate on the enrollment form the number of shares you wish to enroll in the plan. First Keystone will continue to make payments of dividends to you on the number of shares not enrolled in the plan, and will reinvest the cash dividend payments on shares enrolled in the plan.

By completing the enrollment form, you are appointing the plan administrator as agent to reinvest dividends on the shares enrolled under the plan and to purchase additional shares with your optional voluntary cash purchases. We will register your plan shares in the name of the plan or its nominee and credit them to your account in the plan.

Shareholders are not charged a fee for enrollment in the plan. However, withdrawal from the plan is subject to an administrative fee. See Question No. 14 below.

6.                                      Must a shareholder enroll a minimum number of shares?

Yes. You must enroll at least 25 shares in the plan.

7.                                      When may I join the plan?

You may join the plan at any time. If we receive your enrollment form at least 5 business days prior to the record date for a dividend, we will reinvest your dividends payable on that date for your account. If we receive your enrollment form less than five (5) business days after the record date, we will begin reinvestment of cash dividends on the next dividend payment date.

Historically, the Board of Directors has declared and paid dividends on a quarterly basis. The Board of Directors reserves the right to change the dividend record and payment dates.

8.                                      May a participant change the number of shares subject to the plan?

Yes. You must register at least 25 shares in the plan. You may change the number of shares enrolled in the plan at any time by submitting a written request to the administrator. The change will be effective with the first dividend payment date after the administrator receives your request, provided that the notice of change is received at least 5 business days before a dividend record date. If you are adding shares to the plan, the plan administrator will not charge you a fee. However, if you withdraw some of your shares from the plan, or if you withdraw all of your shares from the plan, which will terminate your participation in the plan, an administrative fee will apply to each notice of withdrawal. See Question No. 14 below. The plan administrator will register certificates for whole shares so withdrawn in the name of the participant. You will receive cash for the value of fractional shares. The administrator will continue to reinvest dividends on any shares remaining in your account.

Share Purchases and Price

9.                                      How are shares acquired for the plan?

Shares of First Keystone common stock are purchased for the plan either in the open market by an independent broker on behalf of the plan, directly from First Keystone, as original issue shares, or through negotiated transactions. A combination of the previous methods also could occur. First Keystone, in its sole discretion, decides how the shares will be acquired.

Purchases of common stock in the open market or through negotiated transactions may occur over one or more trading days.

10.                               When will common stock be purchased for participants’ accounts?

Cash is used to purchase common stock as promptly as possible on or after the applicable dividend payment date, and in no event more than 30 days after the applicable dividend payment date. The plan administrator will allocate full and fractional shares to each participant’s account after the plan administrator has purchased shares of common stock sufficient to cover the purchases for all participants under the plan for the applicable dividend payment date.

11.                               What price will I pay for common stock purchased through the plan?

•       Open Market Purchases and Negotiated Transactions.   An independent broker will buy shares of the common stock for the plan by purchasing them in the open market. The administrator also may purchase shares in negotiated transactions. The price will be the weighted average price paid for all shares purchased after the relevant dividend payment date. First Keystone will bear the cost of all brokerage fees and commissions on purchases under the plan.

Except for any limitations imposed by federal or state securities laws, the independent broker will have full discretion as to all matters relating to open market purchases for the plan. The broker will determine the number of shares, if any, to be purchased on any given day, the time of day, the price to be paid for the shares, the markets in which shares are to be purchased (which may include any securities exchange or over-the-counter market) and the persons (including brokers or dealers) from or through whom purchases are made.

•       Original Issue Shares Acquired directly from First Keystone.   The price of shares purchased directly from First Keystone is the average of the daily averages of the high and low sales prices for the common stock as it is reported on the OTC Bulletin Board for the four weeks prior to a dividend payment date.

•       Combination of Different Methods.   If shares are both purchased from the open market or in negotiated transactions and issued directly from First Keystone, the price paid for the issued shares will be the same price as the price for shares purchased in the open market or in negotiated transactions, as calculated based on the weighted average paid for all shares so purchased.

12.                               How many shares will be purchased for me?

The number of shares to be purchased for you depends on the amount of your reinvested dividends and the applicable purchase price, as determined in the manner described in Question No. 11. Your account will be credited with that number of shares, including fractions computed to four decimal places, which will equal your total dollar amount to be invested, divided by the applicable purchase price.

Your dollar amount to be invested as of any dividend payment date will be the sum of the dividends on all shares held in your name and enrolled in the plan as of the dividend record date.

The amount to be invested for any participant will be reduced by the amount of any required tax withholding, including any “backup withholding” and any withholding required on dividends received by foreign participants, as applicable.

13.                               Who bears the risk of market price fluctuations in First Keystone’s common stock?

In this regard, as a participant, your investment is no different from that of nonparticipating shareholders. A participant bears the risk of loss and has the opportunity for gain from market price changes for shares held in the plan and certificate shares held in the participant’s own name.

Expenses

14.                               What fees and charges will I have to pay in connection with purchases or other services under the plan?

Every time you withdraw shares from the plan, there will be a $5.00 fee per withdrawal. This fee, however, is subject to change without notice.

First Keystone will bear the cost of all brokerage fees and commissions on purchases under the plan.

Voluntary Cash Purchases

15.                               Who is eligible to make voluntary cash purchases?

All shareholders who elect to have dividends reinvested under the plan also may elect to make voluntary cash purchases of First Keystone common stock within the limits prescribed by the plan.

16.                               What are the timing requirements and other limitations on voluntary cash purchases?

The plan administrator must receive payment for voluntary cash purchases not more than 30 or less than 5 business days prior to the dividend payment date. The administrator will return voluntary cash payments received too early or too late to the participant. Voluntary cash purchases may not be less than $100 per calendar quarter or total more than $2,500 in any calendar quarter. First Keystone reserves the right, in its sole discretion, to determine whether voluntary cash purchases are made on behalf of an eligible participant.

17.                               How does the voluntary cash purchase option work?

Optional Cash payments may be made by sending a personal check, drawn from a U.S. Bank in U.S. Currency payable to Registrar and Transfer Company.

The plan administrator will apply any voluntary cash payments received within the permissible time period to the purchase of shares of common stock on the upcoming investment date. The price is determined in accordance with provisions of the plan. Voluntary cash payments made by check or other draft must clear prior to the investment date. The plan administrator will promptly send an acknowledgment to participants confirming that the plan administrator has received the funds in time for investment on a particular investment date. A participant may obtain the return of any voluntary cash payment, if the plan administrator receives the request for return two business days prior to the dividend payment date. We do not pay interest on voluntary cash payments.

Reports to Participants

18.                               What reports are sent to plan participants?

The administrator will send you a quarterly statement showing the number of shares purchased, the purchase price, the date on which the shares were purchased and the number of shares held in your account. You should keep these statements for income tax purposes. In addition, you will receive the same communications sent to every common stock shareholder, including First Keystone’s quarterly reports, annual reports, notice of shareholder meetings and proxy statements, and income tax information for reporting dividends paid.

Stock Certificates

19.                               Are certificates issued to participants for shares of common stock purchased through the plan?

No. Shares of common stock purchased through the plan are registered in the name of the administrator (or its nominee), as agent for the plan participants. This is known as the custodian, or “book entry” method of holding shares. It is a safekeeping feature that protects against loss, theft, or destruction of stock certificates.

The number of shares of common stock credited to your plan account is shown on your quarterly account statement. You will not receive a certificate for these shares unless you specifically request a certificate.

You may obtain a certificate for any number of whole shares of common stock held in your plan account by making a written request to the administrator. The administrator will send your certificate normally within 2 weeks after receiving your request. Any remaining whole shares and fractional shares will continue to be held in your account.

A certificate for fractional shares will not be issued under any circumstances. A check shall be issued for the value of any fractional share.

20.                               May a participant pledge or transfer shares held by the plan?

Shares of common stock may not be pledged, sold or otherwise transferred while held in your plan account. In order to pledge, sell or transfer shares held in your plan account, you must first withdraw them from the plan by requesting that a certificate for whole shares be issued in your name.

We will maintain your account under the plan in the name in which your certificates were registered at the time you entered the plan. Consequently, certificates for whole shares also will be registered in that name when they are issued to you.

21.                               What is the effect on my plan account if I request a certificate for shares held in the account?

Unless you instruct us otherwise, both your certificated shares and shares without certificates will be enrolled in the plan so long as you meet the minimum 25 share enrollment requirement.

Safekeeping Service

22.                               May common stock I hold in certificate form be deposited in the plan account?

Yes. You may take advantage of the plan’s safekeeping services. Common stock certificates registered in your name may be delivered to the administrator for deposit to your plan account and will be automatically enrolled in the plan. This procedure allows you to avoid the necessity of safekeeping certificates. The plan administrator will cancel certificates delivered for safekeeping and will issue new certificates in the name of the plan administrator. Upon withdrawal or a request for a certificate, the plan administration will cancel the plan administrator’s certificate and issue a new certificate in the name of the participant. You should contact the plan administrator for the proper procedure to deposit certificates.

Common stock certificates will be accepted for deposit to your account as long as you are currently a participant in the plan. All dividends received on any shares deposited automatically will be reinvested.

A participant desiring to deposit certificates into the plan should mail them by certified or registered mail to the plan administrator with written instruction requesting that they be deposited in your plan account. Do not endorse the certificate or complete the assignment section on the back of the certificates. Shareholders should insure the certificates for at least 2% of the current market value when mailing the certificates. This is the amount that is usually charged for surety protection, should the certificates become lost in the mail.

23.                               May I deposit my shares for safekeeping and continue to receive my dividends in cash?

No. Any shares deposited for safekeeping are automatically enrolled in the plan.

Termination of Participation in the Plan

24.                               May I withdraw from the plan?

Yes. The plan is entirely voluntary and you may terminate your plan account at any time by providing written notice instructing the plan administrator to terminate the account. You will be charged a fee for withdrawal from the plan. See Question No. 14 above.

25.                               What happens when I terminate my plan account?

If the plan administrator receives your notice of termination at least 5 business days before the record date for the next dividend, reinvestment of dividends will cease as of the date your notice of termination is received. If the plan administrator receives your notice of termination less than 5 business days before a dividend record date, the termination will not become effective until after the reinvestment of that dividend.

As soon as practicable after receiving your notice of termination, the plan administrator will send you a certificate for all whole shares of common stock in your account, and a check for the value of any fractional share.

26.                               May I later re-elect to participate in the plan?

Generally, a shareholder who withdraws from the plan may re-elect to participate at any time. However, First Keystone and the plan administrator reserve the right to reject any enrollment form on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expense and to encourage use of the plan as a long-term shareholder investment service.

Sales of Shares

27.                               May I request that shares held in my plan account be sold?

Currently, we do not handle the sale of shares for your account. In the event that you wish to sell shares held in the plan, you must withdraw those shares from your account and sell them on your own.

Dividend Payment Date

28.                               When are dividends paid?

Historically, dividends declared on First Keystone’s common stock have been paid quarterly. First Keystone’s Board of Directors reserves the right to change dividend record and payment dates, if and when dividends are declared.

Other Stock Transactions

29.                               What happens if First Keystone issues a stock dividend or declares a stock split?

Any dividends in common stock or split shares distributed by First Keystone on shares enrolled in the plan will be added to the participant’s account. For shares registered in a participant’s name in certificated form, stock dividends or split shares relating to those shares will be issued in certificated form and mailed directly to the participant in the same manner as to shareholders who are not participating in the plan. The distributed shares will be credited towards the participant’s account. For shares held in the plan in book entry form, stock dividends or split shares will be credited to your account in book entry form.

30.                               What happens if First Keystone has a rights offering?

In the event that First Keystone makes available to its shareholders the right to purchase additional shares, the participant will receive rights based upon the total number of whole shares owned, that is, the total number of shares registered in the participant’s name and the total number of whole shares held in the participant’s plan account.

Voting of Shares

31.                               How are a plan participant’s shares voted at shareholder meetings?

You can vote whole shares of common stock held in your plan account in the same manner as certificate shares held in your own name. For each shareholder meeting, we will send you a proxy statement and a form of proxy that covers both the certificated shares and all shares held in your plan account as of the record date for the meeting. If you wish, you may vote all of these shares in person or by proxy at the meeting. Fractional shares may not be voted.

Responsibility of First Keystone and the Plan Administrator

32.                               What is the responsibility of First Keystone and the administrator under the plan?

In administering the plan, First Keystone and the plan administrator are not liable for any act done in good faith or for any good faith omission to act. This includes any claim of liability due to failure to terminate an account upon the death of a participant until the plan administrator receives written notice of the death, the prices, times and manner in which shares are purchased for a participant, or any fluctuation in market value before or after any purchase or sale of shares.

The plan administrator will send all notices to the participant’s last known address. You should notify the plan administrator promptly in writing of any change of address.

The plan administrator may resign as administrator of the plan at any time, in which case First Keystone will appoint a successor plan administrator. In addition, First Keystone may replace the plan administrator with a successor at any time.

Modification, Termination and Interpretation of Plan

33.                               May the plan be amended, suspended or terminated?

Yes. First Keystone’s Board of Directors in its discretion, may modify, suspend, or terminate the plan. First Keystone will notify participants of any modification, suspension or termination in as timely a manner as possible. After mailing a notice of intention to terminate, amend or suspend to the participant at the participant’s address as it appears on the administrator’s records, First Keystone may terminate, for whatever reason and at any time, as it may determine in its sole discretion, a participant’s plan participation.

34.                               What happens if the plan is terminated?

If the plan is terminated, you will receive a certificate for all whole shares of common stock held in your account, and a check for the value of any fractional share in your account.

35.                               Who interprets and regulates the plan?

First Keystone and the plan administrator are authorized to interpret the plan, adopt regulations and take any other action reasonably designed to implement the plan. Any action taken by First Keystone or the plan administrator in the good faith exercise of its judgment will be binding on participants.

Federal Income Tax Information

This section discusses the federal income tax information connected with the plan, based on current federal tax laws applicable to United States citizens or residents. If federal tax laws change in the future, the following may change and no longer apply. State, local, foreign and other tax provisions vary and are not covered in this summary. In any event, you should consult your tax advisor about your particular transactions, especially if you may be covered by other tax rules.

36.                               What are the federal income tax consequences of participation in the plan?

For federal income tax purposes, a participant is treated as receiving, on the dividend payment date, the full amount of dividends allocable to the participant, regardless of whether the dividends are paid in cash, withheld for payment of taxes, or invested in additional shares of common stock under the plan.  For income tax purposes, participants will be treated as having received on the dividend payment date a dividend in an amount equal to the fair market value on the payment date of the shares acquired with reinvested funds.  The fair market value for tax purposes may differ from the fair market value as defined in the plan. The per share tax basis of shares acquired for a participant is generally the price per share reported on the periodic statement of account supplied to each participant as reported to the Internal Revenue Service. In connection with market purchases, the participant also is deemed to have received taxable income in the amount of commissions and other brokerage expenses paid in purchasing shares on the participant’s behalf. The amounts paid for brokerage commissions and expenses are included in the cost basis of shares purchased. The information return sent to participants and the IRS at year-end, if so required, will show such amounts paid on their behalf.

A participant who makes a voluntary cash payment for the purchase of stock under the plan will be treated as having received a distribution, if and to the extent that the fair market value of the stock, as determined for tax purposes, received on the date of purchase exceeds the amount of the voluntary cash payment made by the participant. The participant is deemed to have received taxable income in the amount of commissions and other brokerage expenses paid in purchasing shares on the participant’s behalf. The tax basis of shares purchased under these circumstances will be equal to the purchase price, which may be adjusted to include brokerage commissions and expenses.

While the matter is not free from doubt, First Keystone intends to take the position that the administrative expenses of the plan, to be paid by First Keystone, are not constructive dividends to the plan participants. Each plan participant will receive from the plan administrator a Form 1099-DIV (mailed on or before January 31 of the following year), which will show the total dividend income to the plan participant.

The holding period for shares acquired under the plan begins on the day after the date the shares are acquired for a participant’s account. When a participant is subject to federal income tax withholding on dividends, and when foreign participants’ taxable income under the plan is subject to federal income tax withholding, dividends are reinvested less the tax withheld under the applicable law.

Generally, participants do not realize taxable income upon receipt of certificates for whole shares credited to their account, either upon the participant’s request for certain of those shares or upon withdrawal from or termination of the plan. In addition, a participant may recognize gain or loss upon the receipt of cash in payment for a fractional share upon withdrawal of shares from the plan. The gain or loss is the difference between the amount the participant receives for the plan shares or fractional share, as the case may be, and the participant’s tax basis.

A participant who sells or exchanges shares acquired under the plan may recognize gain or loss. The amount of gain or loss will be the difference between the amount the participant receives for the shares and the participant’s tax basis for the shares.

Dividends reinvested under the plan by corporate shareholders may be eligible for the dividends-received deduction.

This summary is based upon an interpretation of current federal income tax laws, and assumes that dividends paid by the corporation are from its earnings and profits.

The above rules may not apply to certain participants in the plan, such as tax-exempt entities (e.g., IRA’s) and foreign shareholders. Participants should consult their own tax advisors to determine particular tax consequences, including state tax consequences, which may result from participation in the plan, and any subsequent disposal of shares acquired pursuant to the plan.

USE OF PROCEEDS

First Keystone is unable to predict the number of shares of common stock that will be purchased from it under the plan or the prices at which such shares will be purchased. To the extent that shares are purchased from First Keystone, and not in the open market, First Keystone intends to add proceeds it receives from the sales to its general funds to be used for general corporate purposes, including, without limitation, investments in and advances to First Keystone National Bank, a banking subsidiary of First Keystone. The amounts and timing of the application of proceeds will depend upon the funding requirements of First Keystone and its subsidiary and the availability of other funds.

EXPERTS

The consolidated financial statements of First Keystone and its subsidiary in First Keystone’s Annual Report on Form 10-K for the year ended December 31, 2006 and the year ended December 31, 2005, incorporated by reference into this prospectus, have been audited by J. H. Williams & Co., LLP, an independent registered public accounting firm, as indicated in their report and are included in this prospectus in reliance upon the authority of that firm as experts in accounting and auditing.

Documents incorporated by reference in the future will include financial statements, related schedules and independent auditors’ reports. The financial statements and schedules will have been audited to the extent and for the periods set forth in the reports by the independent auditors. To the extent the auditors consent, the audited financial statements and schedules will be incorporated by reference in reliance upon the reports given upon the authority of the independent auditors as experts in accounting and auditing.

LEGAL MATTERS

Bybel Rutledge LLP, Lemoyne, Pennsylvania has passed upon the legality of the common stock offered by this prospectus. Based on this opinion, the shares of common stock, when issued by the company in accordance with the terms of the plan, will be validly issued, fully paid and non-assessable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy and information statements and other information with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as First Keystone, that file electronically with the SEC. The address of the SEC’s web site is: http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus other information that we file with it. This means we disclose important information to you by referring you to those documents. Specifically, we incorporate the following documents by reference into this prospectus:

•       First Keystone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007;

•       First Keystone’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2007, filed with the SEC on May 10, 2007 and June 30, 2007, filed with the SEC on August 8, 2007;

•       First Keystone’s Current Reports on Form 8-K, filed with the SEC since December 31, 2006; and

•       The description of First Keystone’s common stock contained in First Keystone’s Registration Statement on Form S-3 (File No. 333-65910) and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference in this prospectus additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934 after the date of this prospectus, and prior to our filing a post-effective amendment which indicates that all common stock offered under the plan has been sold or which deregisters any common stock remaining unsold. Additional documents that we incorporate by reference into this prospectus are deemed a part of this prospectus from the date of filing the documents.

The information incorporated by reference is an important part of this prospectus; however, to the extent that inconsistencies exist between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus automatically updates and supercedes the earlier information. Additionally, information that we file with the SEC after the date of this prospectus automatically will update and supersede the information in this prospectus and any earlier filed or incorporated information.

Documents incorporated by reference are available without charge to each shareholder, including any beneficial owner, to whom this prospectus is delivered, upon the person’s written or oral request. In addition, you may obtain all documentation relating to the plan that is required to be delivered to participants pursuant to the rules adopted under the Securities Act of 1933. You should address written requests for copies to:

First Keystone Corporation
Attention: Corporate Communications
111 West Front Street
P.O. Box 289
Berwick, Pennsylvania 18603

You should direct telephone requests to First Keystone Corporation at (570) 752-3671.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the provisions described above, the company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.